Peter Mirakian III Direct Dial: (816) 292-8158 pmirakian@spencerfane.com	5021953-16

April 29, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Parnell Pharmaceuticals Holdings Ltd

Registration Statement on Form F-1

Filed April 15, 2016

File No. 333-210778

Dear Ms. Hayes:

On behalf of our client, Parnell Pharmaceuticals Holdings Ltd (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the staff of the Commission (the “Staff”) on April 27, 2016.

Set forth below are the Company’s responses to the comments contained in the Staff’s letter.

Prospectus Cover Page

1. Revise your filing to include all information except that which can be excluded pursuant to Rule 430A. For example, we note that you have omitted the volume of securities being offered. For guidance, please refer to Question 227.02 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission’s website.

In response to the Staff’s comment, the Company has revised the prospectus cover page and various other sections of the Registration Statement.

Part II

Item 8. Exhibits and Financial Statement Schedules, page 41

2. Please file your remaining exhibits, such as the legal opinion, in an amendment before you request that your registration statement become effective.

In response to the Staff’s comment, we have filed the remaining exhibits with Amendment No. 1.

General

3. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

In response to the Staff’s comment, we will provide you with a copy of the confirmation letter from FINRA dated April 28, 2016.

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at (816) 292-8158 or via email at pmirakian@spencerfane.com.

Yours truly,

Pete Mirakian

PM/pll